

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via E-mail</u>
Robert D. Sznewajs
Chief Executive Officer
West Coast Bancorp
5335 Meadows Road – Suite 201
Lake Oswego, Oregon 97035

      Re: West Coast Bancorp
                 Form 10-K for the Year Ended December 31, 2011
                 Filed February 24, 2012
                 File No. 001-34509

Dear Mr. Sznewajs:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Kathryn McHale

                                   Kathryn McHale
                                   Senior Staff Attorney